SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

May 21st , 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On behalf of Credicorp Ltd. (the “Company”), I hereby notify you of the following Material Event on the Company’s Report on Form 6-K (the “Form 6-K”). The attached Material Event (“Hecho de Importancia”) are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

Notice of Material Event, submitted to CONASEV and the “Bolsa de Valores de Lima” on May 12, 2003.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima – 12 Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

Name: Ray Campos Title: Authorized Representative

SECURITIES AND EXCHAGE COMMISSION Washington, DC 20549

________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended March 31, 2003

Credicorp Ltd. Clarendon House Church Street Hamilton HM 11 Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___x_ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No_____x______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

May 12, 2003

Dear Sirs:

In accordance with articles 10 and 28 of the Capital Markets Law and CONASEV resolution number 107-2002-EF/94.10, Credicorp Ltd. complies in notifying you of the following Material Event:

Today the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of March 31st, 2003.

Sincerely,

Benedicto Cigüeñas Credicorp Ltd.

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose Hung                                         Alfredo Montero
Investor Relations                                General Manager
Banco de Credito                                  Banco de Credito, Miami Agency
Phone: (511) 313-2123                             Phone: (305) 448-0971
E-mail: jhung@>bcp.com.pe                         Fax: (305) 448-0981
Web site: http://www.credicorpnet.com             E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2003

(Lima, Peru, May 12, 2003) - Credicorp Ltd. (“Credicorp”) (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended March 31, 2003.

Credicorp reported a consolidated net income of US$2.5 million for the three month period ended March 31, 2003, lower than net income of US$14.8 million in the year-ago quarter mainly because of US$15.5 million in restructuring costs related to the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”). In addition to these merger costs, Credicorp’s first quarter 2003 net income was also affected by higher loan loss provisions at its Bolivian subsidiary, which were partly offset by increased non-financial income. Quarterly net income per share was US$0.03 and US$0.19 in first quarter 2003 and 2002, respectively.

I.CREDICORP LTD. AND SUBSIDIARIES

                                   CREDICORP LTD. AND SUBSIDIARIES
                                         SUMMARY OF RESULTS
                          (In U.S.$ millions, except net income per share)
------------------------------------------------------------------------------------------------------
                                                                     Three months ended
                                                        ----------------------------------------------
                                                          31.03.02       31.12.02        31.03.03
------------------------------------------------------------------------------------------------------
                                                        ----------------------------------------------
Net interest income                                              84.2            87.8            88.9
Provisions for possible loan losses, net                         25.3            23.7            34.2
Other income                                                     91.5            97.9           112.5
Claims on insurance activities                                   21.1            24.5            25.2
Other expenses                                                  100.5           113.5           109.1
Merger costs                                                      0.0             1.7            15.5
Translation result                                               (1.9)            0.4            (6.7)
Income before income tax and
      minority interest                                          26.9            22.6            10.6
Income Tax                                                       (8.8)           (6.0)           (6.8)
Minority Interest                                                (3.3)           (3.1)           (1.4)
                      Net Income                                 14.8            13.5             2.5
Net Income per share (1)                                        0.185           0.169           0.031
------------------------------------------------------------------------------------------------------
(1) Based on 79.8 million net outstanding shares in all periods.
    The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

In December 2002 BCP acquired BSCH-Peru, which is included in BCP’s consolidated financial statements since the beginning of that month. The merger was effected on February 28, 2003. In the fourth quarter 2002 financial report a summary of BSCH-Peru’s balance sheet and income statement was presented.

I.1 PERUVIAN ECONOMIC SITUATION

Economic Activity

During the first quarter of 2003, Peruvian GDP continued growing at rates above market forecasts. Growth for the present quarter is expected to exceed 5%, following on increases of 5.7% in the third quarter of 2002 and of 5.6% in the fourth, with a total year 2002 cumulative growth of 5.2%.

The strength of economic activity in the current quarter continues to be driven by the recovery of demand sectors, while, utili the first half of 2002, it depended on growth in the mining sector, maily due to Antamina. Noteworthy are developments in the commerce sector, services, non-primary industry and agriculture, that offset declines in fishing and construction. It is expected that, for the ramaining part of this year, GDP growth will continue but at a slower pace and will accumulate for full-year 2003 approximately a 4% growth rate.

Aggregate demand data, available only through December 2002, show that its growth explain positive GDP rates. Internal Demand grew 6.2% in the fourth quarter of 2002, after increases of 5.5% and 5.8% in the second and third quarters, respectively. Growth in the fourth quarter 2002, is mostly due to increased private consumption, 4.9%, and to fixed private investment that grew 4.3% for the second consecutive quarter, after consecutively dropping since the third quarter of 2000.

Public Finance

In March the IMF approved the Government’s Letter of Intent, within the framework of the Stand-by Agreement, that requires a fiscal adjustment to reduce the deficit in 2003 to 1.9% of GDP from 2.2% in 2002. During the first quarter of 2003 public finances are relatively strong due to availability of financing and of increased tax revenue. Tax collection increased approximately 20%, compared to the prior year quarter, partly due to the statistical effect of the comparison with a low 2002 base, in addition to new tax compliance measures and to the higher economic activity. The Government expects a 1.2% deficit in the first quarter, lower than 1.5% in the 2002 period. During the first quarter 2003, US$750 million of sovereign debt was issued in the international market, and S/.150 million in the domestic one.

Prices and Devaluation

In the first quarter of 2003, the consumer price index in Peru increased 1.8%, higher than quarterly inflation in the past five years, except for a 3.5% price increase in first quarter 1998 due to the El Niño phenomenon. Inflation in the current period is mainly due to higher fuel prices (10.2%), transportation (9.2%) and to the seasonal schooling price adjustments. The Central Bank has established a 2.5% target for total 2003. The wholesale price index increased 1.1% in the current quarter, compared to a 0.5% decrease in the same period in 2002.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.474 at March 31, 2003, lower by 1.1% from S/.3.514 at the beginning of the year, in spite of Central Bank purchases totalling US$250 million during the quarter. The exchange rate was S/.3.444 at the end of 2001 and S/.3.520 at the end of 2000.

International Reserves

International reserves of the Central Bank increased during the first quarter of 2003, growing from US$9,598 million at December 31, 2002 to US$10,443 million at March 31, 2003, mainly due to higher deposits and to dollar purchases by the Central Bank. The Trade Balance had a US$20 million deficit in January 2003, but turns to a US$74 million surplus in February and is expected to have also positive results in year 2003, after the US$261 million surplus in total 2002. Exports in the first two months of 2003 are 35% higher than in the same period in 2002 reaching US$1.4 billion, noting increased volume and prices of the principal traditional exports, which grew 48%. Imports through February 2003 increased by 18% compared to the same period in 2002, mainly due to higher imports of raw materials (24% growth) and capital goods(14% growth).

Financial System

During the first quarter 2003 both deposit and loan volumes had a slight declining trend, while excess liquidity continued. Deposits at March 31, 2003 in the fourteen commercial banks in the system reached S/.48.4 billion (US$13.9 billion), according to the Asociación de Bancos del Peru (ASBANC), a 1.6% decrease in nominal terms compared to December 31, 2002, but are 5.2% above deposits at March 31, 2002. Total loans in the banking system decreased 2.8%, in nominal terms, to S/.36.1 billion (US$10.4 billion). In this period, local currency loans (21.7% of total loans) grew 3.3% to S/.7.8 billion (US$2.3 billion), while foreign currency loans decreased 4.4% to US$8.1 billion.

As of March 31, 2003, the Peruvian bank's average past due ratio was 7.8%, remaining almost unchanged during the current quarter, but improve over the 9.1% rate in March 31, 2002.

Commercial banks’ past due loans decreased 1.2% during the current quarter to S/.2.8 billion (US$812 million), and are lower by 13.7% compared to bad loans at March 2002 (in nominal terms). At March 31, 2003, loan loss provisions were S/.3.7 billion (US$1.1 billion), decreasing 2.2% during this quarter. The system-wide past due loan coverage ratio was 132.5% at March 31, 2003, higher than 119.6% coverage at March 2002.

During the first quarter 2003 commercial banks’ local currency interest rates decreased, after increases in the preceding period, due to excess liquidity and stability in the money and foreign exchange markets. Local currency average loan rates (TAMN) were 20.2% in first quarter 2003, decreasing from 21.1% in the fourth quarter of 2002, while deposits rates (TIPMN) decreased to 3.5% from 3.7%, respectively. The average local currency interbank rates also decreased from 4.1% in fourth quarter of 2002 to 3.8% in the current quarter. Foreign currency loan rates (TAMEX) increased slightly to 10.4% in first quarter 2003, from 10.1% in the preceding period, while deposit rates (TIPMEX) decreased to 1.2% from 1.4% in the fourth quarter of 2002.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the first quarter of 2003 was US$88.9 million, 5.6% over income earned in the same period of 2002, mostly due to higher loan volumes partly offset by decreased interest margins. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.17% during the first quarter of 2003, lower than 5.76% in the year-ago quarter, and also compared to 5.51% in the fourth quarter of 2002. Net interest margin decreased with respect to the preceding quarter principally due to lower lending rates in Nuevos Soles which was not matched by lower funding costs in the same currency, noting the continuing overall excess of liquid funds. The volume in interest earning assets, as an average between quarterly ending balances, reached US$6,882 million in the period, increasing 17.7% compared to US$5,846 million in the first quarter of 2002 mostly due to volume from the merger of BSCH-Peru.

Non-interest income was US$112.5 million in the first quarter of 2003, 22.9% higher than US$91.5 million in the same period of 2002, principally due to a higher Other non-interest income caption at BCP which includes recoveries of accounts charged-off in previous periods, deferred earnings and reversal of prior years provisions (see Section II.3). Income from banking fees in the first quarter of 2003 increased 15.9% compared to revenue in the year-ago period, reaching US$46.2 million. Non-interest income components were as follows:

--------------------------------------------------------------------------------------------------------------
                                                   1Q02      4Q02       1Q03       1Q03 vs.       1Q03 vs.
(In US$Mn)                                                                           4Q02           1Q02
--------------------------------------------------------------------------------------------------------------
Commissions for banking services(1)                  39.9       44.2       46.2           4.4%          15.9%
Net premiums                                         31.6       30.9       31.9           3.4%           0.9%
Gains from sale of securities                         5.4       -3.1       -0.2            N/A           N/A%
Gains from foreign exchange                           4.3        7.0        6.4          -8.7%          47.3%
Other non-interest income                            10.3       19.0       28.2          48.8%         174.7%
Total Non-Interest Income                            91.5       97.9      112.5          14.9%          22.9%
--------------------------------------------------------------------------------------------------------------
(1)   Credicorp’s results show  reclassifications by BCP,  made on prior periods for comparison purposes,  in the income from banking fees  and general  expenses  concepts,  of expenses incurred to provide certain services and recovered from clients through fees. Starting in
      2Q02,  financial statements show fee income net of  these expenses, which were previously reported as part of general expenses.

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses, excluding merger costs, amounted to US$109.1 million in first quarter 2003, 8.5% higher than in the same period of the previous year principally explained by BCP’s US$3.8 million non-recurrent expenses (see Section II.4). Credicorp’s other expense components had the following variations:

------------------------------------------------------------------------------------------------------------
                                               1Q02        4Q02       1Q03       1Q03 vs.       1Q03 vs.
(% change and US$Mn)                                                               4Q02           1Q02
------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                     45.4       49.5        46.1         -7.0%           1.1%
General, administrative, and taxes(1)              32.0       39.8        38.8         -2.5%          21.4%
Depreciation and amortization                      11.2       11.5        11.7          1.8%           5.2%
Other                                              11.8       12.6        12.5         -1.5%           5.7%
Merger costs                                        -.-        1.7        15.5        831.1%            N/A
Total Other Expenses                              100.5      115.2       124.6          8.1%          23.9%
------------------------------------------------------------------------------------------------------------
(1)   See note in the preceding table.

The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, improved to 50.8% in the first quarter of 2003 having been 53.2% in the same period last year. Adjusted operating expenses as a percentage of average total assets was 4.6% the current period, lower than 5.0% in the year-ago quarter.

I.4 ASSETS AND LIABILITIES

Credicorp’s totals assets were US$8.6 billion at March 31, 2003, 15.4% over the balance at the end of the same quarter of 2002, but decreases 0.5% compared to the ending balance of year 2002. The loan portfolio as of March 31, 2003 totaled US$4.6 billion, increasing 16.6% compared to the year-ago balance, but decreased 3.7% during the current quarter. Deposits and other obligations reached US$6.7 billion at March 31, 2003, a 19.3% increase since March of last year, but are 0.9% lower than the December 2002 balance. Due to banks and correspondents, which closed at US$293.5 million, continued its declining trend, decreasing 6.5% from US$313.8 million in March 2002.

Loan quality indicators are shown in the following table:

-------------------------------------------------------------------
(In US$Mn)                      1Q02         4Q02         1Q03
-------------------------------------------------------------------
Total loans                      3,979.5      4,817.7     4,639.6
Past due loans                     340.0        405.3       384.1
Loan loss reserves                 336.3        420.8       430.7
Past due / Total loans              8.5%         8.4%        8.3%
Reserves / Past due                98.9%       103.8%      112.2%
-------------------------------------------------------------------

The balance of past due loans decreased from US$405.3 million in the preceding quarter to US$384.1 million at the end of the first quarter 2003, after charge-offs amounting to US$17.0 million.

I.5 AQUISITION OF 45% OF SOLUCION FINANCIERA

In March 2003 BCP, adding to its 55% stake, aquired for US$17.0 million the remaining 45% of the equity shares of Solución Financiera de Crédito del Perú S.A. from Banco de Crédito e Inversiones, of Chile, and other foreign shareholders. Solucion, which resumes its position as a wholly owned subsidiary, has 28 offices nationwide offering loans and services in the consumer and small business segments. As of March 31, 2003 its loan portfolio amounted to US$82.8 million, with a 2% past-due ratio, and had a US$1.9 million net income in the first quarter of 2003. Net income for full year 2002 was US$7.3 million. Generated goodwill is to be amortized evenly in the following five year period.

I.6 SUBSIDIARIES

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

--------------------------------------------------------------------------------
(US$Mn)                                  1Q02          4Q02           1Q03
--------------------------------------------------------------------------------
Bancode Credito BCP                    US$14.0       US$22.5        US$ 8.0
Atlantic                                   1.3           0.2            0.6
PPS                                        2.2           0.7            1.1
Banco Tequendama                           0.2          -0.9           -1.1
Credicorp and others*                     -2.9          -9.0           -6.1
Consolidated Net Income                US$14.8      US$ 13.5        US$ 2.5
--------------------------------------------------------------------------------
* Includes Inversiones Crédito and others.

In the preceding table, the Credicorp and others concept contribute a loss of US$6.1 million in the current quarter, higher than US$2.9 million in the prior year period. The increase is mostly due to a US$2.0 million provision for substandard loans transferred from Banco Tequendama, and US$1.3 million in taxes on dividends received, while there were no provisions for these concepts in the first quarter of 2002.

In the present quarter, Banco de Crédito BCP contributed US$8.0 million to Credicorp’s net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$3.5 million, with the difference mainly due to lower translation losses registered on Credicorp’s records (US$-3.2 million) compared to inflation adjustment losses (US$-7.2 million), which includes exchange losses on foreign currency asset positions in BCP’s accounting based on domestic currency.

The contribution of Atlantic Security Holding Corporation of US$0.6 million in the current quarter is lower than its US$3.8 million net income (see Section III), mainly due to the elimination for consolidation purposes of US$3.1 million of dividends received from Credicorp and registered as income. In the first quarter of 2002 US$2.1 million were eliminated for the same reason.

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Credicorp holds 100% of BCB’s shares, directly and through various subsidiaries, and it is consolidated within BCP’s financial statements. The Bolivian economy, after an stagnant year 2001, grew 2.1% in 2002 and may not reach 3% growth in 2003, mainly due to the government’s fiscal difficulties. During the quarter the government faced severe social protests against measures to reduce the budget deficit, that reached 8.5% of GDP in 2002, which led to the suspension of the proposals. The general price level grew only 0.7% in the first quarter of 2003, reflecting the weakness in demand, and continues to be below devaluation which was 1.6% in the same period, with an ending exchange rate of 7.58 Bolivianos per U.S. Dollar.

Loan volume in the banking system, which have been declining since year 2000, decreased 4.2% in the current quarter to finish at US$2,579 million. Loan quality continued to deteriorate, from a past due ratio of 17.6% in December 2002, to 21.2% at March 2003. Total deposits in the system amounted to US$2,617 million at March 2003, lower by 4.1% compared to the balance at December 2002.

BCB’s market share in deposits at March 2003 was 12.1%, similar to 12.7% at the end of December 2002, remaining as the fifth bank of twelve banks in the system. In terms of loans, BCB continued as the fourth bank in the system with 11.9% market share, also similar to 11.7% it had last December.

As of March 31, 2003, BCB had total loans of US$311.2 million which compares to the US$313.3 million at December 2002, and US$376.6 million at the end of March 2002. At the end of the first quarter 2003, BCB’s past due loans reached US$72.1 million, or 23.2% of total loans, higher than 21.6% at December 2002, and also over 20.4% at March 2002. Coverage of past due loans with loan loss provisions increases from 62.5% as of December 2002 to 75.8% in March 2003.

In BCB’s records of the first quarter 2003, US$2.1 million of loan loss provisions were charged against results and US$2.0 million were charged against retained earnings equity accounts. These are compared to US$5.3 million charged against BCB’s results during the same quarter of last year. During the first quarter of 2003, an additional US$11.3 million in loan loss provisions were incurred at the BCP level to cover BCB’s impaired assets.

In BCB’s own records, first quarter 2003 net income was only US$72 thousand, compared to US$125 thousand in the year-ago period.

Banco Tequendama, Colombia

Colombian GDP grew 1.7% in 2002, with relatively high growth of 2.0% in the fourth quarter, which should continue, resulting in growth slightly above 2.0% for full year 2003. Economic activity improvement is led by expansion of the construction sector, that grew 5.2% in 2002, mainly due to low interest rates, improved mortgage services and government incentives. The positive economic trend depends on the government’s policies to control the budget deficit and inflation, and the effect of reduced exports to Venezuela.

The Government’s fiscal deficit was 3.6% of GDP in 2002, lower than 4.1% as expected, with the 2.5% deficit target for 2003 considered within reach.

The exchange rate devalued 3.3% in the first quarter 2003, ending at Co$2,958 per US$1, after certain initial volatility which led to Central Bank intervention through a successful call option program. Inflation increased to 3.4% in the first quarter 2003 compared to 2.8% in the same year-ago period, which questions the official inflation target of between 5 to 6% for full year 2003. Current quarter price increases are mainly related to seasonal food price adjustments and transportation costs due to higher oil prices.

After several years the Central Bank changed its policy of lowering interest rates, which had the target of helping the recovery of economic activity. To control inflation, in January 2003 Central Bank intervention rates were increased 100 basis points, with an additional 100 points in April. The effect on other interest rates has been low, noting that during the quarter interest rates continued a slow decline, with the DTF rate decreasing from 7.70% last December 2002 to 7.68% at the end of March 2003.

Banking system statistics show that loans decrease from US$14.4 billion at December 2002, to US$13.9 billion at the close of February 2003, with the past-due ratio decreasing to 12.2%, from 12.7% at year-end 2002. Total deposits in the banking entities were US$17.9 billion at the end of February 2003, decreasing from US$19.2 billion at December 2002.

Banco Tequendama’s loan market share, as of February 2003, was 1.48%, higher than 1.43% obtained in December 2002. At the same dates, deposit market share also increased to 0.77% from 0.74%.

As of March 31, 2003, Banco Tequendama’s loans were US$210.7 million, remaining similar to the preceding quarter balance, but decreases compared to US$233.0 millon as of March 2002. At the end of March 2003, deposits totaled US$164.1 million, higher than US$154.1 million in December 2002, but decreases also from US$201.5 million at the year-ago period.

The past due loan ratio was 2.9% in March 2003, improving from 4.3% at the end of December 2002, while coverage with provisions was 96.5%, compared to 67.0%, respectively.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income for the quarter ended March 31, 2003 was S/.12.2 million (US$3.5 million), lower than net income of S/.59.3 million (US$17.1 million) in the first quarter of 2002. Results in the current quarter decreased compared to the previous year period principally due to S/.53.7 million (US$15.5 million) of higher non-interest expense required by the incorporation of BSCH-Peru and by higher loan loss provisions at the Bolivian subsidiary, which were partly offset by increased non-interest income.

                          BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                    SUMMARY OF RESULTS (1)
              (In constant S/. and U.S.$ millions, except net income per share)
-----------------------------------------------------------------------------------------------
                                                       Three months ended
                                  -------------------------------------------------------------
                                  -------------------------------------------------------------
                                     31.03.02       31.12.02        31.03.03       31.03.03
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                                                     US$
Net interest income                        280.4           284.9          283.7          $81.7
Provisions for loan losses, net             88.2            69.8          116.1          $33.4
Other income                               184.3           220.6          250.1          $72.0
Other expenses                             293.2           330.3          313.9          $90.4
Merger costs                                 0.0             5.9           53.7          $15.5
Result from exposure  to inflation           0.4           (35.0)         (25.1)         ($7.2)

    Income before income tax                83.6            64.5           25.1           $7.2
Income Tax                                  24.3            21.5           12.8           $3.7

           Net Income                       59.3            43.0           12.2           $3.5
Net Income per share (2)                   0.055           0.040          0.011         $0.003

-----------------------------------------------------------------------------------------------
(1) Financial statements prepared according to Peruvian GAAP.  The financial information is in constant soles as of March 31, 2003.  Figures in US$ have been translated at the exchange rate of S/.3.474 to the dollar.
(2) Based on 1,076 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the first quarter of 2003 reached S/.283.7 million (US$81.7 million), increasing 1.2% compared to the same period of last year, but is slightly below the preceding fourth quarter of 2002. The decline versus net interest income in the fourth quarter 2002 is mainly due to lower interest margins which was partly offset by increased interest earning assets, within a persistent excess liquidity environment in both local and foreign currencies.

During the first quarter of 2003, the net interest margin was 5.08%, decreasing from 6.02% in the first quarter of 2002, and also compared to 5.41% during the last quarter of 2002. During the current quarter the margin decreased mostly due to continued declining loan rates in both local and foreign currency, which was not offset by lower funding in local currency.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the first quarter of 2003 amounted to S/.250.1 million (US$72.0 million), 35.7% higher than income earned during the same period of 2002, mostly due to higher Other Income concepts and increased banking services fees.

In the first quarter of 2003, fees from banking services amounted to S/.155.9 million (US$44.9 million), 17.2% higher than in the same period of 2002, mostly due to increased revenue from account maintenance and credit card fees. (See note in table of Section I.2.) In the quarter, fees on the most important banking services had the following growth rates:

----------------------------------------------------------------------------
(In constant S/. Mn.)                        1Q02       1Q03       Growth
----------------------------------------------------------------------------
Contingent credits                               6.3        7.7       22.2%
Foreign Trade                                    6.5        8.1       24.6%
Account Maintenance                             34.3       40.2       17.2%
Insurance                                        6.1        7.1       16.4%
Collections fees                                14.7       14.9        1.4%
Fund transfer services                          23.1       25.2        9.1%
Credit card fees                                14.4       17.2       19.4%
Brokerage                                        7.5       10.0       33.3%
Corporate Finance                                4.1        5.2       26.8%
Loan administration                              1.7        1.0      -41.2%
Shipping and handling                            6.7        6.3       -6.0%
Other                                            7.6       13.0       71.1%
Total                                          133.0      155.9       17.2%
----------------------------------------------------------------------------

In the first quarter of 2003, securities transactions resulted in gains of S/.4.5 million (US$1.3 million), compared to the first quarter of 2002 which had gains of S/.15.9 million (US$4.6 million) in which capital gains were obtained on sale of fixed income securities in addition to equities. The general index of the Lima Stock Exchange increased 12.0% in the first quarter of 2003, compared to 10.5% in the year-ago period.

Gains from foreign exchange operations were S/.21.4 million (US$6.2 million) in the first quarter of 2003, 33.9% over revenue in the same period in 2002, mainly due to increased traded volumes, while margins remained unchanged.

The Other Income caption, that maily registers reversals of prior year expenses, and of provisions and recoveries of certain operating costs, increased from S/.19.4 million (US$5.6 million) in the first quarter of 2002 to S/.68.3 million (US$19.7 million) in the current period. The Other Income concepts with the most important changes were the following:

--------------------------------------------------------------------------------
(In constant S/. Mn.)                             1Q02       1Q03       Growth
--------------------------------------------------------------------------------
Recoveries of charged-off accounts                   10.4       28.7      176.0%
Deferred earnings                                     0.0       20.0         N/A
Prior year earnings                                   1.9        7.3      284.2%
Services, leases, and other                           7.1       12.3       72.8%
Total                                                19.4       68.3      251.1%
--------------------------------------------------------------------------------

In the preceding table, deferred earnings amounting to S/.20.0 million in the current quarter, did not have an effect in net income since offsetting loan loss provisions for the same amount were registered.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the first quarter of 2003 were S/.367.6 million (US$105.8 million), 25.4% above those of the same period in 2002, mainly due to expenses amounting to S/.53.7 million (US$15.5 million) related to the BSCH-Peru merger. Adjusted operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.25.1 million); (ii) non recurring expenses (S/.53.7 million of BSCH-Peru merger related and systems’restructuring costs of S/.7.3 million); and (iii) employee profit sharing expenses (S/.1.4 million). Adjusted operating expenses reached S/.280.0 million (US$80.6 million) in the first quarter of 2003, increasing 4.4% compared to the year-ago period.

In the first quarter 2003 BSCH-Peru merger costs, of S/.53.7 million (US$15.5 million), were incurred mainly for (i) employee severance indemnities, S/.37.2 million (US$10.7 million), (ii) general expenses, S/.8.4 million (US$2.4 million), and (iii) real state transfer taxes, S/.8.1 million (US$2.3 million). In fourth quarter 2002 these merger costs were S/.5.9 million (US$1.7 million).

Excluding merger costs, approximately 43% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 2.3% to S/.133.6 million (US$38.5 million) when compared to the first quarter of 2002. At the end of the first quarter 2003 the number of employees stood at 7,629, decreasing from 7,671 employees as of December 2002 (without including 685 employees at BSCH-Peru), mainly due to lower sales positions at Solución Financiera.

General and Administrative expenses, which represented 34% of non-interest expenses excluding merger costs, reached S/.105.6 million (US$30.4 million) in the first quarter of 2003, increasing 23.1% when compared to expenses in the year-ago period partly due to operating expenses, amounting to S/.5.8 million, required by BSCH-Peru through February, and to non-recurring expenses related to systems (S/.7.3 million). (See note in table of Section I.2.) In the quarter, the most significant general and administrative expenses excluding merger costs were:

--------------------------------------------------------------------------------
(In constant S/. Mn.)                              1Q02       1Q03      Chnge.
--------------------------------------------------------------------------------
Office supplies and operating costs                 10.7       14.1      31.8%
Communications                                       9.5       10.5      10.5%
Third party fees                                     9.6       14.9      55.2%
Insurance and security                               9.4        8.0     -14.9%
Transport of currency and securities                11.3       12.9      14.2%
Systems and maintenance                             19.2       25.8      34.4%
Advertising and marketing                           12.1       14.6      20.7%
Other G&A                                            4.0        4.8      20.0%
Total G&A                                           85.8      105.6      23.1%
--------------------------------------------------------------------------------

The Other caption within Other Non-Interest Expenses, decreased from S/.38.4 million (US$11.1 million) in the first quarter of 2002 to S/.29.8 million (US$8.6 million) in the current quarter, mainly due to increased revenue from sale of foreclosed assets and lower provisions for contingencies registered within this caption.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, decreased from 5.0% in the first quarter of 2002 to 4.4% in the current period.

Adjusted operating expenses, as a percentage of total income (excluding non-recurring income of S/.20.0 million), also improved from 57.7% to 54.5% when comparing the first quarters of 2002 and 2003, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.24,829 million (US$7,146 million) at the end of March 2003, increasing 16.5% with respect to the balance at the end of the prior year quarter, but decrease by 3.8% compared to assets at December 2002. Balance sheet changes compared to the first quarter 2002 are mostly due to the inclusion of BSCH-Peru, which is consolidated by BCP in its financial statements since the beginning of December 2002.

Consolidated total loans were S/.14,850 million (US$4,275 million) at the end of March 2003, increasing 16.3% compared to March 2002, but are 6.2% lower with respect to year-end 2002. At March 31, 2003, the loan portfolio, net of provisions, represented 53.8% of total assets, lower than 55.2% at December 2002. At the end of the first quarter of 2003, the Nuevos Soles portion of the loan portfolio was 16.7%, over 15.2% in December 2002, and also over 14.1% as of March 2002.

As of March 31, 2003 total deposits were S/.21,133 million (US$6,083 million), increasing 18.3% compared to first quarter 2002 deposits, but declines 4.1% since the beginning of the year. During the present quarter, savings deposits decreased by 6.4%, demand deposits by 5.5%, and time deposits by 2.3%. Deposits denominated in Nuevos Soles were 22.2% of total deposits, higher than 21.8% at December 2002, and also increasing over 20.3% at the end of March 2002.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

------------------------------------------------------------------------------------------------------------------
                                                   Loans, net                           Total Deposits
------------------------------------------------------------------------------------------------------------------
(In % and constant S/.Mn.)             1Q02         4Q02          1Q03        1Q02         4Q02         1Q03
----------------------------------------------------------------------------------------------------------------
Banco de Crédito del Peru                 77.0%         71.3%        86.4%       84.3%         76.9%       90.6%
Banco Santander Perú                       ----         14.9%        -----        ----         13.4%         ---
Banco de Crédito de Bolivia               10.5%          6.6%         6.5%        9.0%          6.0%        5.6%
Banco de Crédito Overseas                  4.6%          0.5%         0.1%        3.0%          0.3%        0.0%
Crédito Leasing                            6.0%          4.8%         4.9%        2.7%          2.4%        2.6%
Solución Financiera de Crédito             1.9%          1.9%         2.1%        1.0%          1.0%        1.1%
 TOTAL%                                  100.0%        100.0%       100.0%      100.0%        100.0%      100.0%
BCP consolidated Total                S/.11,584     S/.14,352    S/.13,359   S/.17,867     S/.25,797   S/.21,133
-----------------------------------------------------------------------------------------------------------------

According to statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of March 31, 2003, Banco de Crédito del Perú had a total loan market share of 35.3% (29.7% at December 31, 2002 and 26.8% at March 31, 2002), and 38.5% of deposits (34.0% at December 31, 2002 and 31.6% at March 31, 2002). Market share growth during first quarter 2003 is mainly due to the merger of BSCH-Peru.

Loan portfolio composition by business segment developed as follows:

-------------------------------------------------------------------------------------------
(In % of total and constant S/. Mn)              31.03.02     31.12.02(1)     31.03.03
-------------------------------------------------------------------------------------------
Corporate                                               45.7%        42.6%           43.2%
Middle market                                           26.7%        27.1%           26.0%
Retail:                                                 27.6%        30.3%           30.8%
- small business                                        11.5%        11.1%           11.0%
- home mortgage                                          8.2%        11.7%           12.1%
- consumer                                               4.8%         4.2%            4.3%
- credit cards                                           3.1%         3.4%            3.4%
Total                                                  100.0%       100.0%          100.0%
                    Total Loans                     S/.12,763    S/.15,825       S/.14,850
-------------------------------------------------------------------------------------------
(1)  Note: S/.200Mn were reclassified from Middle Market to Small business.

In the current quarter, loan balances decreased 6.2%, middle market loans are lower by 9.8% to S/.3,864 million (US$1,112 million), corporate loans by 4.8% to S/.6,418 million (US$1,847 million), and retail loans by 4.8% to S/.4,568 million (US$1,315 million). Retail loans by product performed as follows:

----------------------------------------------------------------------------------------------------------------
                                             1Q02         4Q02         1Q03         1Q03 vs         1Q03 vs
(% change and constant S/. Mn)                                                        4Q02           1Q02
----------------------------------------------------------------------------------------------------------------
Small business loans                            1,467        1,751         1,625          -7.2%           10.8%
Mortgage loans                                  1,045        1,845         1,797          -2.6%           71.9%
Consumer loans                                    611          664           645          -2.9%            5.6%
Credit card loans                                 398          535           500          -6.4%           25.6%
Total Retail                                    3,521        4,796         4,568          -4.8%           29.7%
----------------------------------------------------------------------------------------------------------------

At March 31, 2003 contingent credits were S/.4,935 million (US$1,420.5 million), 36.5% over the March 2002 figure, but decreasing 10.7% during the current quarter, as can be seen in the following chart:

----------------------------------------------------------------------------------------------------
                                           1Q02       4Q02      1Q03       1Q03 vs       1Q03 vs
(% change and constant S/. Mn)                                              4Q02          1Q02
----------------------------------------------------------------------------------------------------
- Guarantees and Stand-by LCs                1,682      2,409     2,294         -4.8%         36.4%
- Letters of Credit                            306        384       509         32.6%         66.3%
- Acceptances                                  114        147       135         -8.2%         18.3%
- Foreign currency forwards                    841      1,590     1,333        -16.1%         58.6%
- Other contingent accounts                    672        996       664        -33.3%         -1.2%
Total Contingent Credits                     3,615      5,525     4,935        -10.7%         36.5%
----------------------------------------------------------------------------------------------------

II.6 LOAN QUALITY

During the first quarter of 2003 loan quality continued to improve. Consolidated past due loans amounted to S/.1,275 million (US$367.1 million) at March 31, 2003, decreasing 5.8% from the balance of S/.1,354 million (US$389.8 million) as of the end of 2002. Past due loans growth of 14.3% over S/.1,116 million (US$321.2 million) at March 2002 is mainly due to bad loans from the BSCH-Peru portfolio.

The ratio of past due loans as a percentage of total loans was 8.59% at March 31, 2003, remaining almost unchanged during this quarter because of the over-all loan decrease, but is lower compared to 8.74% at March 2002.

At the end of the first quarter 2003, outstanding balances of loan loss provisions totaled S/.1,490 million (US$429.0 million), increasing 1.2% compared to the preceding quarter. The ratio of loan provisions to past due loans was 116.9% at the end of this quarter, higher than the 108.8% at December 2002 and better than 105.7% past due coverage at March 2002.

Of total provisions outstanding at the end of the current quarter, S/.263.1 million (US$75.7 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, remaining similar to the balance at December 31, 2002. These provisions include a US$23.6 million voluntary reserve pending of final allocation.

Loans believed to be unrecoverable, fully provisioned in prior periods, and written-off during the first quarter 2003 amounted to S/.59.0 million (US$17.0 million), of which approximately 15% were related to consumer loans. This compares to charge-offs in the fourth quarter of 2002 of S/.122.7 million (US$35.3 million), and S/.115.0 million (US$33.1 million) in the year-ago first quarter.

At the end of the quarter, refinanced loans amounted to S/.961.1 million (US$276.7 million), growing over the balance at December 2002 that was S/.906.7 million (US$261.0 million).

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 17.8% of the loan portfolio in March 2003, remaining similar to 17.7% in December 2002, but is lower than 20.2% that resulted in March 2002. The loan classification is as follows:

--------------------------------------------------------------------------------
(% of Total loans and  S/.Mn const.)  31.03.02         31.12.02        31.03.03
--------------------------------------------------------------------------------
A:  Normal                               68.4%            72.2%           72.9%
B:  Potential Problem                    11.4%            10.1%            9.3%
C:  Deficient                             9.1%             7.3%            6.7%
D:  Doubtful                              5.2%             5.3%            5.7%
E:  Loss                                  5.9%             5.1%            5.4%
                    Total               100.0%           100.0%          100.0%
                 Total Loans         S/.12,763        S/.15,825       S/.14,850
--------------------------------------------------------------------------------

Loan loss provisions, net of recoveries, charged in first quarter 2003 amounted to S/.116.1 million (US$33.4 million), higher than S/.88.2 million (US$25.4 million) in the year-ago period, and is also over provision expense of S/.69.8 million (US$20.1million) in the last quarter of 2002. Provision expense in the first quarter of 2003 include US$13.4 million for the past due portfolio of the Bolivian subsidiary (US$5.3 million in first quarter 2002), of which US$11.3 million were registered at the BCP level (see Section I.5 – BCB). Quarterly provision expense charged by each business segment is as follows:

--------------------------------------------------------------------------------
(% of Provision expense and S/.Mn const.)     1Q02           4Q02          1Q03
--------------------------------------------------------------------------------
Corporate Banking                              26.2%         43.9%         29.3%
Middle Market                                  28.4%         40.0%         35.3%
Retail                                         45.4%         16.1%         35.4%
                        Total                 100.0%        100.0%        100.0%
             Total Provision Expense, net    S/.88.2       S/.69.8     S/. 116.1
--------------------------------------------------------------------------------

II.7 CAPITAL ADEQUACY

At the end of the first quarter of 2003, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.3 to 1.0 (10.8%), while the corresponding consolidated ratio was 8.0 to 1.0 (12.5%). Risk-weighted assets include S/.820.2 million (US$236.1 million) of market-risk exposure whose coverage required S/.74.6 million (US$21.5 million) of regulatory capital at March 31, 2003. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of March 31, 2003, BCP’s consolidated “regulatory capital” was S/.2,201 million (US$633.7 million), decreasing compared to S/.2,280 million (US$656.4 million) in the preceding quarter mostly due to lower subordinated debt. Regulatory capital included S/.162.6 million ($46.8 million) in subordinated debt in the current period, decreasing from S/.220.7 million (US$63.5 million) at December 2002.

--------------------------------------------------------------------------------
                                 BCP unconsolidated          BCP consolidated
--------------------------------------------------------------------------------
(In constant S/. Mn.)           31.03.02     31.03.03     31.03.02      1.03.03
--------------------------------------------------------------------------------
Regulatory capital                 1,465       1,652         1,972        2,201
Risk weighted assets              13,297      15,371        16,470       17,567

Weighted assets / Capital            9.1         9.3           8.4          8.0
Capital / Weighted Assets          11.0%       10.8%         12.0%        12.5%
--------------------------------------------------------------------------------

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Consolidated net income for the quarter ended March 31, 2003 was US$3.8 million, 10.3% over US$3.4 million in the year-ago period. Net income in the current quarter increased compared to the prior year period mainly due to lower non-interest expenses and higher net interest income, partly offset by lower fee revenue.

Net interest income before risk provisions, which includes dividend income, was US$7.1 million in the first quarter of 2003, higher than US$6.8 million in the same quarter of last year. Dividends received amounted to US$3.1 million and US$2.3 million, respectively.

Net interest margin, without considering dividends and investments in equity shares, was 2.5% during first quarter 2003, under the 2.7% margin in the preceding quarter and also lower than 3.1% in the year-ago period. The margin decreases mainly due to the portfolio shift from higher return fixed income securities in favor of investment grade papers, that offer lower interest rates but that will reduce balance sheet volatility.

In the first quarter of 2003 charges against income for market risk provisions amounted to US$3.6 million, increasing from US$2.4 million charged in the preceding quarter, but lower than US$4.0 million provisioned in the year-ago period. In the current quarter US$0.6 million were also provisioned for credit risks, remaining similar to loan provisions in the preceding period.

Non-interest income, which includes fee income and realized gains on securities transactions before risk provisions, improved from US$1.2 million in the fourth quarter of 2002 to a gain of US$2.4 million in the current quarter, but are below US$3.3 million in the year-ago quarter. Increased income compared to the preceding quarter is mainly due to higher realized gains on securities transactions, which improve from a US$0.6 million loss in fourth quarter 2002, to a US$1.2 million net gain in the first quarter of 2003.

The loan portfolio, net of provisions, was US$156.0 million as of March 31, 2003, decreasing compared to US$160.5 million at December 2002, mainly due to decreased lending to Peruvian companies and lower risk-participated loans.

The marketable securities portfolio was US$327.6 million at March 2003, over US$313.8 million last December 2002, but remains similar to US$323.1 million at the end of first quarter 2002.

Deposits amounted to US$573.0 million at March 31, 2003, increasing from US$544.3 million at year-end 2002, and also compared to US$506.0 million at the end of the first quarter of 2002.

Funds under management were US$542.2 million at March 31, 2003, similar to US$549.1 million at the end of 2002, but grow compared to US$528.6 million at the end of the first quarter 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits.

Net equity reached US$119.3 million at the end of March 2003, higher than US$110.3 million at December 2002 mainly due to lower special equity reserves for unrealized losses on investments which decreased from US$7.4 million at the end of December 2002, to US$2.2 million at the end of the current quarter due to improved values in capital markets of the available for sale proprietary portfolio. The loan portfolio had no past dues.

The ratio of operating expenses over average assets decrease to 0.9%, annualized, in the first quarter of 2003 compared to the 1.4% ratio during the same period in 2002. This ratio declines to 0.5% in the first quarter of 2003, when funds under management are included within total assets, improving from 0.9% in the prior year quarter. The improvements a maily due to the closing of ASB’s U.S. agency.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

PPS obtained in the quarter ended March 31, 2003 a consolidated net income of S/.5.2 million (US$1.5 million), compared with net income of S/.12.5 million (US$3.6 million) in the year-ago quarter. Net income in the current quarter was affected by higher reserves and claims, partly offset by higher financial income from sale of real state and securities.

Total premiums in the first quarter of 2003 were S/.242.0 million (US$69.6 million), remaining similar to premiums in the year-ago quarter. Net premiums earned, net of reinsured premiums and reserves, were S/.120.1 million (US$34.6 million) in first quarter 2003, also similar to the prior year quarter. Ceded premiums decreased but were offset by higher reserves.

Additions to technical reserves for premiums grew by S/.50.0 million (US$14.4 million) in the first quarter of 2003, most of which were established by Pacífico Vida for its life annuities and life insurance lines.

Comparing results of first quarter 2003 and 2002, consolidated premiums consisted of: general insurance lines that amounted to 55.7% of total premiums and decreased 15.6%; Pacífico Salud’s were 9.6% of total premiums, increasing 20.3%; and, premiums by Pacífico Vida amounted to 34.7% and grew 33.8%.

Through March 31, 2003, growth of Pacífico Salud and the health and medical assistance insurance line (20.0% of total premiums) was 7.6%; fire insurance lines (18.2% of total premiums) decreased 26.6%; while the automobile insurance line (6.2% of total premiums) decreased 11.6%. Through March 2003, pension fund benefits insurance (8.4% of total premiums) decreased 4.2%, while group life insurance and individual life insurance policies (10.7% of total premiums) grew 15.1%, and life annuities (15.7% of total premiums) increased 98.2% compared to the prior year period. Fire insurance premiums decreased mainly because in the prior year first quarter sales included clients related to the state owned insurance company that ceased operating. Life annuities increased due to the regularization of bonds issued by the public pension fund for past contributions.

Net underwriting results was S/.14.7 million (US$4.2 million) in the first quarter of 2003, compared to S/.27.3 million (US$7.9 million) in the prior year quarter. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) decreased to 6.1% in the first quarter of 2003, compared to 11.3% in the prior year period, and to 7.0% in the fourth quarter 2002 mainly because of higher claims.

Net claims incurred in the first quarter of 2003 were S/.94.2 million (US$27.0 million), 5.1% over claims in the same quarter of 2002, and 1.7% compared to the preceding fourth quarter 2002. The net loss ratio (net claims to net premiums) increases to 51.2% in the current quarter from 48.9% in first quarter 2002, but is lower than 59.2% in the preceding fourth quarter. The net loss ratio continues high in pension fund insurance (123%), health (80%) and in Pacífico Salud (83%).

The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) increased from 71.2% in the first quarter of 2002 to 72.6% in the current quarter, due to higher claims.

Operating expenses over net premiums declined from 17.0% to 15.1% comparing the first quarters of 2002 and 2003, respectively.

Losses due to inflation adjustments and exchange losses amounted to S/.5.6 million (US$1.6 million) in first quarter 2003, compared to gains of S/.3.5 million (US$1.0 million) in the prior year quarter.

Investments in real estate and financial assets were S/.1,110 million (US$319.6 million) at the end of the current quarter, increasing 27.0% from the year-ago balance.

As of March 31, 2003, total assets were S/.1,474 million (US$424.4 million) increasing 11.4% compared to the year-ago balance. At the end of the current period net equity amounted to S/.341.3 million (US$98.2 million) 3.0% over net equity at March 2002.

The Peruvian insurance market through February 28, 2003, had total premiums of US$142.3 million, 23.5% over premiums in the same period in 2002 mainly due to sales of SOAT and life annuities. For the first two months of 2002, PPS's market share in total premiums was 29.8% (39.8% in the year-ago period), with the share in general risks lines being 31.1% (43.9% through February 2002), and in life insurance and pension fund benefits lines of 27.5% (31.8% as of February 2002).

*** 8 Tables To Follow ***

                                          CREDICORP LTD. AND SUBSIDIARIES
                                                      Table 1
                                            CONSOLIDATED BALANCE SHEETS
                                           (In thousands of U.S. Dollars)

---------------------------------------------------------------------------------------------------------------------
                                                                                   As of
                                                       --------------------------------------------------------------
                        ASSETS                          Dec. 31, 2001  Mar. 31, 2002   Dec. 31, 2002  Mar. 31, 2003
---------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS
   Cash and non interest bearing deposits in banks             277,841        263,020         314,404        243,401
   Interest bearing deposits in banks                        1,675,562      1,537,023       1,867,987      1,901,274
                                                             1,953,403      1,800,043       2,182,391      2,144,675

MARKETABLE SECURITIES, net                                     516,376        608,853         613,174        714,208

LOANS                                                        4,064,479      3,979,487       4,817,662      4,639,592
   Current                                                   3,713,644      3,639,485       4,412,345      4,255,538
   Past Due                                                    350,835        340,002         405,317        384,054
   Less - Reserve for possible loan losses                    (344,433)      (336,307)       (420,809)      (430,712)
LOANS  NET                                                   3,720,046      3,643,180       4,396,853      4,208,880

INVESTMENT SECURITIES AVAILABLE FOR SALE                       584,293        595,792         634,151        670,269
REINSURANCE ASSETS                                              45,663         42,556          29,677         27,838
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES                     54,587         68,204          61,856         51,512
PROPERTY, PLANT and EQUIPMENT, net                             258,870        252,052         288,889        284,572
DUE FROM CUSTOMERS ON ACCEPTANCES                               38,606         34,714          36,068         37,939
OTHER ASSETS                                                   417,072        388,105         376,660        437,110

                     TOTAL ASSETS                            7,588,916      7,433,499       8,619,719      8,577,003

---------------------------------------------------------------------------------------------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
   Non-interest bearing                                        766,607        655,981         822,883        867,013
   Interest bearing                                          4,960,884      4,961,649       5,933,819      5,831,799
                                                             5,727,491      5,617,630       6,756,702      6,698,812

DUE TO BANKS  AND CORRESPONDENTS                               341,452        313,826         309,698        293,475
ACCEPTANCES OUTSTANDING                                         38,606         34,714          36,068         37,939
RESERVE FOR PROPERTY AND CASUALTY CLAIMS                       193,452        200,877         224,754        246,637
RESERVE FOR UNEARNED PREMIUMS                                   44,707         51,197          48,703         49,388
REINSURANCE PAYABLE                                             23,801         17,871          23,253         18,761
OTHER LIABILITIES                                              310,383        333,490         332,000        358,431
MINORITY INTEREST                                              112,255         62,377          64,742         65,161

                  TOTAL LIABILITIES                          6,792,147      6,631,982       7,795,920      7,768,604

               NET SHAREHOLDERS' EQUITY                        796,769        801,517         823,799        808,399

    TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY           7,588,916      7,433,499       8,619,719      8,577,003

CONTINGENT CREDITS                                           1,079,749      1,075,043       1,637,050      1,508,022

---------------------------------------------------------------------------------------------------------------------

                                  CREDICORP LTD. AND SUBSIDIARIES
                                              Table 2
                                  CONSOLIDATED INCOME STATEMENTS
                                  (In thousands of U.S. Dollars)
----------------------------------------------------------------------------------------------------
                                                                    Three months ended
                                                       ---------------------------------------------
                                                          31.03.02       31.12.02       31.03.03
----------------------------------------------------------------------------------------------------

INTEREST INCOME
   Interest on loans                                          111,794        101,314        113,349
   Interest and dividends on investments:                         701            490              7
   Interest on deposits with banks                              7,711         10,230          6,146
   Interest on trading securities                              12,121         19,345         12,804
                Total Interest Income                         132,327        131,379        132,306

INTEREST EXPENSE
   Interest on deposits                                        31,251         27,866         25,612
   Interest on borrowed funds                                   8,140          5,136          3,658
   Other interest expense                                       8,786         10,585         14,157
                Total Interest Expense                         48,177         43,587         43,427

                 Net Interest Income                           84,150         87,792         88,879

Provision for possible loan losses, net                        25,338         23,735         34,228

Net interest income after provision for
    possible loan losses                                       58,812         64,057         54,651

OTHER INCOME
  Fees and commissions from banking services                   39,870         44,239         46,199
  Net gains from sales of securities                            5,432         (3,145)          (214)
  Net gains on foreign exchange transactions                    4,320          6,965          6,361
  Net premiums earned                                          31,628         30,854         31,901
  Other income                                                 10,276         18,974         28,228
                                                               91,526         97,887        112,475

CLAIMS ON INSURANCE ACTIVITIES
  Net claims incurred                                           5,648          5,030          4,755
  Increase in future policy benefits for life and health       15,416         19,476         20,448
                                                               21,064         24,506         25,203

OTHER EXPENSES
  Salaries and employee benefits                               45,572         49,541         46,064
  General, administrative, and other taxes                     31,991         39,817         38,833
  Depreciation and amortization                                11,172         11,544         11,749
  Other                                                        11,781         12,645         12,451
  Merger costs                                                      0          1,661         15,465
                                                              100,516        115,208        124,562

Translation result                                             (1,907)           384         (6,723)

Income before income tax, and minority interest                26,851         22,614         10,638

   Income Tax                                                  (8,757)        (5,987)        (6,789)
   Minority Interest                                           (3,331)        (3,110)        (1,357)

                      NET INCOME                               14,763         13,517          2,492

----------------------------------------------------------------------------------------------------

                                      CREDICORP LTD. AND SUBSIDIARIES
                                                  Table 3
                                       SELECTED FINANCIAL INDICATORS

------------------------------------------------------------------------------------------------------------
                                                                           Three months ended
                                                             -----------------------------------------------
                                                                31.03.02        31.12.02        31.03.03
------------------------------------------------------------------------------------------------------------

Profitability
 Net income per common share (US$ per share)(1)                        0.185           0.169          0.031
 Net interest margin on interest earning assets (2)                    5.76%           5.51%          5.17%
 Return on average total assets (2)(3)                                 0.79%           0.68%          0.12%
 Return on average shareholders' equity (2)(3)                         7.39%           6.67%          1.22%
 No. of outstanding shares (millions)(4)                               79.75           79.75          79.75

Quality of loan portfolio
  Past due loans as a percentage of total loans                        8.54%           8.41%          8.28%
  Reserves for loan losses as a percentage of
      total past due loans                                            98.91%         103.82%        112.15%
  Reserves for loan losses as a percentage of
       total loans                                                     8.45%           8.73%          9.28%
  Reserves for loan losses as a percentage of
      substandard  loans (C+D+E)                                      45.02%          52.60%         55.57%
  Past due loans - reserves for loan losses as a
      percentage of shareholders' equity                               0.46%          -1.88%         -5.77%

Operating efficiency
 Oper. expense as a percent. of total income (5)                      53.20%          55.97%         50.79%
 Oper. expense as a percent. of av. tot. assets(2)(3)(5)               4.98%           5.19%          4.62%

Capital adequacy
  Total Regulatory Capital (US$Mn)                                     717.4           788.0          742.3
  Tier I Capital (US$Mn)                                               608.8           608.8          608.8
  Regulatory capital / risk-weighted assets (6)                       12.06%          12.30%         11.65%

Average balances (US$Mn) (3)
  Interest earning assets                                            5,845.5         6,369.8        6,882.3
  Total Assets                                                       7,511.2         8,009.4        8,598.4
  Net equity                                                           799.1           811.1          816.1

------------------------------------------------------------------------------------------------------------
(1)  The number of shares outstanding of 79.8 million in 1Q02is used in all periods.
(2)  Ratios are annualized.
(3)  Averages are determined as the average of period-beginning and period-ending balances.
(4)  Net of treasury shares.  The total number of shares was of 94.38 million.
(5)  Total income includes net interest income and other income.
     Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.
(6)  Risk-weighted assets include market risk assets.

                                         BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                                           Table 4
                                                 CONSOLIDATED BALANCE SHEETS
                         (Constant Nuevos Soles, as of March 31, 2003, and U.S. Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------
                     ASSETS                         31.12.01       31.03.02        31.12.02       31.03.03        31.03.03
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 US$000(1)
CASH AND DUE FROM BANKS                              6,121.697       6,015.176      7,376.418       6,978.045      $2,008.649
  Cash and Checks                                       871.296         885.263      1,093.714         817.762       $235.395
  Deposits in Central Bank of Peru                    3,879.882       3,944.077      4,819.467       5,295.554     $1,524.339
  Deposits  with local and foreign banks              1,370.519       1,185.836      1,463.237         864.729       $248.915

MARKETABLE SECURITIES, net                            1,548.060       1,785.382      1,959.736       2,266.167       $652.322

LOANS                                                13,022.620      12,762.995     15,825.031      14,849.739     $4,274.536
   Current                                           11,878.538      11,647.173     14,470.722      13,574.466     $3,907.446
   Past Due                                           1,144.082       1,115.822      1,354.309       1,275.273       $367.091
  Less - Reserve for possible loan losses            (1,202.923)     (1,179.102)    (1,472.830)     (1,490.268)     ($428.978)
LOANS  NET                                          11,819.697      11,583.893     14,352.201      13,359.471      $3,845.559

INVESTMENT SECURITIES AVAILABLE FOR SALE                310.173         310.568        420.850         361.270       $103.993
PROPERTY, PLANT and EQUIPMENT, net                      662.620         646.400        787.774         765.761       $220.426
OTHER ASSETS                                            950.364         964.467        900.411       1,097.806       $316.006

                  TOTAL ASSETS                       21,412.611      21,305.886     25,797.390      24,828.520     $7,146.955

             LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:                           18,056.274      17,867.321     22,041.762      21,133.423      $6,083.311
  Demand deposits                                     3,805.053       3,777.393      4,952.534       4,682.533     $1,347.879
  Saving accounts                                     5,390.341       5,238.018      5,919.671       5,540.165     $1,594.751
  Time deposits                                       8,860.880       8,851.910     11,169.557      10,910.725     $3,140.681

DUE TO BANKS  AND CORRESPONDENTS                        486.048         412.520        561.333         511.453       $147.223
OTHER LIABILITIES                                       989.003       1,171.709      1,177.701       1,264.390       $363.958

SHAREHOLDERS EQUITY:                                 1,881.286       1,854.336      2,016.594       1,919.254        $552.462
  Capital stock                                       1,031.844       1,060.186      1,106.718       1,214.419       $349.574
  Legal reserve                                         663.967         658.391        654.661         691.522       $199.056
  Retained earnings                                     185.475         135.759        255.215          13.313         $3.832

          TOTAL LIABILITIES AND EQUITY               21,412.611      21,305.886     25,797.390      24,828.520     $7,146.955

  Contingent Credits                                  3,625.007       3,615.084      5,525.360       4,934.791     $1,420.493

------------------------------------------------------------------------------------------------------------------------------
(1)Translated at S/.3.474 per US$1.00.

                               BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                                Table 5
                                     CONSOLIDATED INCOME STATEMENTS
              (Constant Nuevos Soles, as of March 31, 2003, and U.S. Dollars in thousands)

---------------------------------------------------------------------------------------------------------
                                                                 Three months ended
                                            -------------------------------------------------------------
                                               31.03.02       31.12.02       31.03.03       31.03.03
---------------------------------------------------------------------------------------------------------

Interest income and expense                                                                    US$000(1)
  Interest income                                  411.538        413.010        415.399        $119.574
  Less - Interest expense                         131.159        128.151        131.686          $37.906
            Net interest income                    280.379        284.859        283.713         $81.668

Provisions for possible loan losses, net            88.244         69.772        116.106         $33.421

   Net interest income after provisions           192.135        215.087        167.607          $48.246

Other Income
  Fees and commissions from services               132.970        150.118        155.949         $44.890
  Net gains from sales of securities                15.937          4.799          4.507          $1.297
  Net gains on foreing exchg. transacts.            15.972         23.766         21.387          $6.156
  Other income                                      19.447         41.916         68.273         $19.653
                                                   184.326        220.599        250.116         $71.997

Other Expenses
  Salaries and employee benefits                   130.639        149.141        133.639         $38.468
  General and administrative                        85.799        112.292        105.571         $30.389
  Depreciation and amortization                     29.850         29.316         33.566          $9.662
  Taxes other than income tax                        8.498          9.407         11.259          $3.241
  Other                                             38.448         30.115         29.848          $8.592
  Merger costs                                       0.000          5.900         53.726         $15.465
                                                   293.234        336.171        367.609        $105.817

     Result from exposure to inflation               0.370        (35.028)       (25.061)        ($7.214)

         Income before income tax                   83.597         64.487         25.053          $7.212

    Income Tax                                      24.280         21.515         12.817          $3.689

                NET INCOME                          59.317         42.972         12.236          $3.522

---------------------------------------------------------------------------------------------------------
(1)Translated at S/.3.474 per US$1.00.

                             BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                              Table 6
                                   SELECTED FINANCIAL INDICATORS

-----------------------------------------------------------------------------------------------------
                                                                    Three months ended:
                                                        ---------------------------------------------
                                                           31.03.02       31.12.02       31.03.03
-----------------------------------------------------------------------------------------------------
Profitability
 Net income per common share (S/. per share)(1)                  0.055          0.040          0.011
 Net interest margin on interest earning assets (2)              6.02%          5.41%          5.08%
 Return on average total assets (2)(3)                           1.11%          0.72%          0.19%
 Return on average shareholders' equity (2)(3)                  12.70%          8.62%          2.49%

Quality of loan portfolio

  Past due loans as a percentage of total loans                  8.74%          8.56%          8.59%
  Reserves for loan losses as a percentage of
      total past due loans                                     105.67%        108.75%        116.86%
  Reserves for loan losses as a percentage of
       total loans                                               9.24%          9.31%         10.04%
  Reserves for loan losses as a percentage of
      substandard  loans (C+D+E)                                45.79%         52.86%         56.18%
  Past due loans - reserves for loan losses as a
      percentage of shareholders' equity                        -3.41%         -5.88%        -11.20%

Operating efficiency (5)
 Oper. expense as a percent. of total income (4)                57.70%         58.58%         54.49%
 Oper. expense as a percent. of av. tot. assets(2)(3)            5.02%          4.96%          4.42%

Capital adequacy
  Total Regulatory capital (constant millions S/.)             1,971.6        2,280.2        2,201.3
  Tier  I  Capital (constant millions S/.)                     1,718.6        1,761.4        1,742.2
  Net equity as a percentage of period end total assets          8.70%          7.82%          7.73%
  Regulatory capital / risk-weighted assets                     11.97%         12.54%         12.53%

Average balances (constant millions S/.) (3)
  Interest earning assets                                     18,619.7       21,078.0       22,357.0
  Total Assets                                                21,359.2       23,894.4       25,313.0
  Net equity                                                   1,867.8        1,995.2        1,967.9

Additional data
  No. of outstanding shares (millions)                          1026.3         1076.5         1076.5
  No. of employees                                               8,058          8,356          7,629
  Inflation rate ( Wholesale price index)                       -0.50%         -0.18%          1.10%
  Exchange rate (S/. per 1 U.S. Dollar)                           3.45           3.51           3.47

-----------------------------------------------------------------------------------------------------
(1)  Shares outstanding of 1,076 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)  Ratios are annualized.
(3)  Averages are determined as the average of period-beginning and period-ending balances.
(4)  Total income includes net interest income and other income.
(5)  Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.

                                 ATLANTIC SECURITY HOLDING CORPORATION
                                                Table 7
                                        SELECTED FINANCIAL DATA
               (Thousands of U.S. Dollars, except net income per share, and percentages)

---------------------------------------------------------------------------------------------------------

                                                                         Three months ended
                                                            ---------------------------------------------
                                                                  31.03.02       31.12.02       31.03.03
---------------------------------------------------------------------------------------------------------
Results
  Net Interest Income (w/o dividends)                                4,559          3,934          3,974
  Dividend income                                                    2,253              2          3,119
  Provisions for credit and market risks                             4,222          2,987          4,247
  Commissions and fee income                                         1,514            926            957
  Other non-interest income(1)                                       1,750            241          1,451
  Operating Expense                                                  2,445          1,965          1,494
  Net Income                                                         3,409            151          3,761
  Net Income per share (US$)                                          0.09           0.00           0.09

Balance Sheets  (end of period)
  Total Assets                                                     643,075        666,522        705,125
  Loan portfolio, net                                              165,618        160,483        155,997
  Marketable securities and investments                            323,146        313,828        327,636
  Total Deposits                                                   506,044        544,346        573,046
  Shareholders' equity                                             110,465        110,260        119,282
  Funds under administration                                       528,644        549,051        542,156

Ratios (2)
  Net interest margin / interest earning assets (3)(4)(5)             3.1%           2.7%           2.5%
  Return on average stockholders' equity(4)                          11.4%           0.6%          13.1%
  Return on average total assets(4)                                   2.0%           0.1%           2.2%
  Past due loans as a percentage of total loans                       0.0%           0.0%           0.0%
  Reserves for loan losses as a percentage
     of total loans                                                   0.6%           1.2%           1.6%
  Operating expense  /  total income                                 24.3%          38.5%          15.7%
  Operating expense / average total assets(4)                         1.4%           1.2%           0.9%
  Operating expense / average total assets +
                                funds under management(4)             0.9%           0.7%           0.5%

---------------------------------------------------------------------------------------------------------
(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.

                               EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
                                                Table 8
                                        SELECTED FINANCIAL DATA
                            (Constant Nuevos Soles as of March 31, 2003, and
                        U.S. Dollars in thousands, except net income per share)
---------------------------------------------------------------------------------------------------------
                                                             As of and for the three month
                                                                     period ended
                                               ----------------------------------------------------------
                                                  31.03.02      31.12.02       31.03.03      31.03.03
---------------------------------------------------------------------------------------------------------
Results                                                                                      US$000(1)

  Total gross Premiums                                241,679       199,463        241,950       $69,646
  Net Premiums Earned                                 119,112       122,056        120,070       $34,562
  Change in Reserves                                   39,310        28,888         50,003       $14,394
  Net Underwriting Results                             27,338        13,912         14,716        $4,236
  Net Financial Income                                 16,658        22,383         21,674        $6,239
  General Expenses                                     26,861        31,005         25,721        $7,404
  Net Income                                           12,508         1,022          5,196        $1,496
  Net Income per share (S/.)(2)                         0.537         0.044          0.223        $0.064

Balance Sheets  (end of period)

  Total Assets                                      1,323,894     1,432,362      1,474,463      $424,428
  Investments in Secur. and Real estate               874,557     1,035,586      1,110,391      $319,629
  Technical Reserves                                  771,706       903,903        961,724      $276,835
  Net Equity                                          331,346       338,190        341,266       $98,234

Ratios

  Net underwriting results                              11.3%          7.0%           6.1%          6.1%
  Loss ratio                                            37.1%         47.3%          38.9%         38.9%
  Return on avge. equity (3)(4)                         12.9%          1.2%           6.3%          6.3%
  Return on total premiums                               5.2%          0.5%           2.1%          2.1%
  Shareholders' Equity  /  Total Assets                 25.0%         23.4%          23.1%         23.1%
  Increase in Risk Reserves                             24.8%         19.1%          29.4%         29.4%
  Combined Ratio                                        71.2%         87.4%          72.6%         72.6%
    - Net Claims / Net Premiums                         48.9%         59.2%          51.2%         51.2%
    - Op. Exp.+Comiss./Net Premiums                     22.3%         28.2%          21.4%         21.4%
  Operating expense/Net Premiums                        17.0%         20.5%          15.1%         15.1%
  Oper. expense / Avge. assets (3)(4)                    8.2%          8.8%           7.3%          7.3%

---------------------------------------------------------------------------------------------------------
(1)Translated at S/.3.474 per US$1.00.
(2)Based on 23.3 million shares in all periods.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Annualized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2003

CREDICORP LTD.

By:	/S/ Ray Campos
Ray Campos Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.